SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

WEB STREET, INC.
(Name of Subject Company)

OPUS ACQUISITION CORP.
E*TRADE GROUP, INC.
(Name of Filing Person- Offeror)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

947336 10 3
(CUSIP Number of Securities)

CHRISTOS M. COTSAKOS
E*TRADE GROUP, INC.
4500 BOHANNON DRIVE
MENLO PARK, CALIFORNIA 94025
(650) 331-6000

(Name, address, including zip code, and telephone number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Person)

Copies to:
DANIEL G. KELLY, JR., ESQ. DAVIS POLK & WARDWELL 1600 EL CAMINO REAL MENLO PARK, CA 94025 (650) 752-2000	JEFFREY R. PATT, ESQ. KATTEN MUCHIN ZAVIS 525 WEST MONROE STREET SUITE 1600 CHICAGO, IL 60661-3693 (312) 902-5200

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[_] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by E*TRADE Group, Inc., a Delaware corporation ("E*TRADE"), and Opus Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of E*TRADE ("Merger Sub"), on June 4, 2001, as previously amended (the "Schedule TO") relating to the offer (the "Offer") by Merger Sub to exchange each issued and outstanding share of common stock, par value $.01 per share (the "Web Street Shares"), of Web Street, Inc., a Delaware corporation ("Web Street"), for shares of common stock, par value $.01 per share (the "E*TRADE Shares"), of E*TRADE based on the exchange ratio described in the Prospectus referenced below.

     The Offer is made pursuant to an Agreement and Plan of Merger, dated as of May 20, 2001, by and among E*TRADE, Merger Sub and Web Street which contemplates the merger of Merger Sub with and into Web Street (the "Merger"). E*TRADE has filed a registration statement with the Securities and Exchange Commission on Form S-4 as amended on June 29, 2001, relating to the E*TRADE Shares to be issued to stockholders of Web Street in the Offer and the Merger (as so amended, the "Registration Statement"). The terms and conditions of the Offer and the Merger are set forth in the prospectus which is a part of the Registration Statement (the "Prospectus"), and the related Letter of Transmittal, which are Exhibits (a) (1) and (a) (2) hereto.

     All of the information in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the Securities and Exchange Commission by E*TRADE, is hereby incorporated by reference in answer to Items 2 through 11 of this Schedule TO.

ITEM 12.	EXHIBITS.

(a)(1)	Prospectus relating to E*TRADE Shares to be issued in the Offer and the Merger (incorporated by reference from E*TRADE's Registration Statement on Form S-4, as amended, filed on June 29, 2001).

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    June 29, 2001

OPUS ACQUISITION CORP.

By:	/s/ Leonard C. Purkis

Name:	Leonard C. Purkis
Title:	Director, President and Chief Financial Officer

E*TRADE GROUP, INC.

By:	/s/ Leonard C. Purkis

Name:	Leonard C. Purkis
Title:	Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME

(a)(1)	Prospectus relating to E*TRADE Shares to be issued in the Offer and the Merger (incorporated by reference from E*TRADE’s Registration Statement on Form S-4, as amended, filed on June 29, 2001).